[redacted]

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
2-13-08

DIVISION OF
CORPORATION FINANCE

[redacted]

08024871

Received SEC
FEB 13 2008
Washington, DC 20549

February 13, 2008

Gloria Santona
Executive Vice President,
General Counsel and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2008

Re: McDonald's Corporation

Dear Ms. Santona:

This is in regard to your letter dated February 12, 2008 concerning the shareholder proposal submitted by Trinity Health; the Dominican Sisters, St. Mary of the Springs, Columbus, OH; Catholic Health East; Catholic Healthcare West; the Dominican Sisters of Springfield, IL; the Sisters of St. Francis of Philadelphia; and Sinsinawa Dominicans, Inc. for inclusion in McDonald's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that McDonald's therefore withdraws its January 18, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Trinity Health and co-proponents
c/o Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

<u>cc, cont.:</u>

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
System Office
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304

Susan Vickers, RSM
VP, Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Regina McKillip, OP
Committee Member
Sinsinawa Dominicans, Inc.
Shareholder and Consumer Action Advisory Committee
585 County Rd. Z
Sinsinawa, WI 53824

McDonald's

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Rule 14a-8(i)(3)
Rule 14a-8(i)(7)
Rule 14a-8(i)(10)

January 18, 2008

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – Shareholder Proposal Submitted by Trinity Health, Dominican Sisters, St. Mary of the Springs, Catholic Health East, Catholic Healthcare West, Dominican Sisters of Springfield Illinois, The Sisters of St. Francis of Philadelphia and The Sinsinawa Dominicans, Inc.

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of McDonald's Corporation ("McDonald's"), and I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of McDonald's intention to exclude from its proxy materials for its 2008 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Trinity Health as primary filer, with each of the following serving as co-filers of the Proposal: Dominican Sisters, St. Mary of the Springs; Catholic Health East; Catholic Healthcare West; Dominican Sisters of Springfield Illinois; The Sisters of St. Francis of Philadelphia; and The Sinsinawa Dominicans, Inc. Unless otherwise noted, each of the filers are referred to individually as a "Proponent" and collectively as the "Proponents."

We request confirmation that the staff will not recommend to the Commission that enforcement action be taken if McDonald's excludes the Proposal from its 2008 proxy materials in reliance on Rules 14a-8(i)(10), 14a-8(i)(7) and 14a-8(i)(3).

A copy of the Proposal and supporting statement, together with related correspondence between McDonald's and the Proponents, are attached as Exhibit 1.

Pursuant to Rule 14a-8(j), I am furnishing the staff with six copies of this letter and the attached exhibits. Copies of this letter and the exhibits are also being provided simultaneously to the Proponents.

McDonald's currently intends to file its definitive proxy materials with the Commission on or about April 7, 2008.

The Proposal

The Proposal seeks shareholder approval of the following resolution:

"RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable)."

Rule 14a-8(i)(10): The Proposal Has Been Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy soliciting materials if "the company has already substantially implemented the proposal." The purpose of the exclusion is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management…." See *Release No. 34-12598* (July 7, 1976).

The staff has consistently stated that a proposal has been "substantially implemented" when the company's particular policies, practices and procedures compare favorably with the guidelines in the proposal. See *Texaco, Inc.* (March 28, 1991) and *Release No. 34-20091* (August 16, 1983). This standard does not require that each and every aspect of a proposal be implemented, but instead considers a proposal to be substantially implemented when the company has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. See *Exxon Mobil Corporation* (March 17, 2006) (permitting exclusion of a proposal requesting that the company establish policies designed to achieve the long-term goal of making the company the recognized leader in low-carbon emissions in both production and products where the company had previously issued a report detailing the company's commitment to emissions reduction); *PPG Industries, Inc.* (January 19, 2004) (permitting exclusion of a proposal requesting that the board issue a policy statement publicly committing to the elimination of animal testing in favor of in vitro alternatives where the company had publicly issued an animal welfare policy committing the company to use alternatives to animal testing); *Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003) (permitting exclusion of a proposal requesting amendment of the company's social and human rights policy and publication of a report to shareholders on the implementation of the policy where the company had already adopted a human rights policy and annually issued a report on the policy); and *The Gap, Inc.* (March 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had an established code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders).

The Proposal is excludable pursuant to Rule 14a-8(i)(10) as McDonald's has already adopted principles relating to health care reform in the U.S. As an employer-provider of health care to a large and diverse workforce, McDonald's has long been concerned about the need to improve the U.S. health care system. McDonald's memorialized its concern and initiatives on this issue by adopting the Health Care Principles attached as Exhibit 2, and which can be found on McDonald's web site at http://www.mcdonalds.com/usa/good/people/health_care_principles.html. The Health Care Principles provide in part that:

- McDonald's recognizes that the U.S. health care system needs improvement on many fronts, including inadequate and consistent access to health care, the high cost of health care, the lack of generally accepted quality standards and the complexity in using the health care system;
- McDonald's wants to participate in developing a solution;
- Any solution should build on the current voluntary market-based system with the aim of expanding access for individuals who are not eligible for such programs; and
- Health care reform needs to be addressed at the federal level for consistency and efficiency purposes.

The Proposal urges McDonald's board of directors to adopt principles for comprehensive health care reform. By adopting the Health Care Principles, McDonald's and its management have already "acted favorably" on the subject matter of the Proposal. Further, because McDonald's Health Care Principles compare favorably with the health care reform guidelines requested by the Proposal, the Proposal is excludable pursuant to Rule 14a-8(i)(10).

Rule 14a -8(i)(7): Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." See *Release No. 34-40018* (May 21, 1998).

The Commission's 1998 release established two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

While we believe the Proposal is excludable pursuant to Rules 14a-8(i)(10) for the reasons set forth above, we also believe the Proposal is excludable pursuant to Rule 14a-8(i)(7) as it seeks to (i) force McDonald's into the national political debate surrounding implementation of a universal health care system, and (ii) involve our shareholders in the management of McDonald's health care costs.

The Proposal Seeks to Engage McDonald's in the Political and Policy Debate Regarding Universal Health Care

The Proposal clearly seeks to involve McDonald's in the current political and policy debate relating to universal health care. On their face, the principles listed in the Proposal seek to commit McDonald's to a position on the entire U.S. health care system. The principles proposed by the Proponents state, for example, that health care coverage should be universal and that health insurance should be affordable and sustainable for "society."

Other statements by the Proponents are even more direct in establishing the Proponents' political agenda. The Proponents argue that "access to affordable, comprehensive health care insurance is the most significant social policy issue in America" and "has become a core issue in the 2008 presidential campaign," and quotes a *New York Times* article stating that "the American Cancer Society redirected its entire $15 million advertising budget 'to the consequences of inadequate health coverage' in the United States."

Even the letter to McDonald's from the representative of Trinity Health, the lead Proponent, makes clear that the Proposal seeks to utilize McDonald's proxy statement to conduct a referendum on national health care policy. In that letter, Trinity Health's representative states that "[w]e are interested in the role that McDonald's, as a large and influential company, can play in the national effort for universal access to quality health care that is accessible, affordable and provides for accountability and equitable financing for all stakeholders."

When assessing a proposal under Rule 14a-8(i)(7), the staff considers both the resolution and the supporting statement as a whole. See *Staff Legal Bulletin No. 14C* (June 28, 2005). Here, the Proposal and the Proponents' accompanying statements easily can be viewed as an effort to draw attention to a political issue favored by the Proponents.

McDonald's acknowledges that shareholder proposals relating to a company's ordinary business operations may not be excludable if they focus on "sufficiently significant social policy issues." See *Staff Legal Bulletin No. 14A* (July 12, 2002). However, even a proposal that seeks to address a significant policy issue is excludable under Rule 14a-8(i)(7) if the proposal seeks to involve the company in the political or legislative process relating to an aspect of the company's ordinary business operations, including health care benefits. See, e.g., *International Business Machines Corporation* (January 21, 2002)(permitting exclusion of a proposal that directed management to report to shareholders on the average annual cost for employee health benefits in the United States and join with other corporations in support of a national health insurance system); *Chrysler Corporation* (February 10, 1992) (permitting exclusion of a proposal requesting that the company "actively support and lobby for UNIVERSAL HEALTH coverage"); and *Brown Group, Inc.* (March 29, 1993) (permitting exclusion of a proposal seeking formation of a board committee to evaluate the impact of various health care reform proposals on the company).

A Company's Health Care Benefits and Related Costs are Ordinary Business Operations

The Proponents seek to relate the Proposal to McDonald's business by citing the "rising healthcare costs borne" by McDonald's and the Proponents' concern regarding health care costs' "adverse affect [sic] on shareholder value." The Proponents also state that increasing health care costs lead companies to shift costs to employees, which "can reduce employee productivity, health and morale." To the extent that the Proposal requests that McDonald's adopt principles relating to its own health care costs and benefits, the Proposal relates to an integral part of McDonald's ordinary business operations.

The staff has consistently treated a company's health care costs and related employee benefits as a matter of the company's ordinary business operations. In *General Motors Corporation* (March 24, 2005), the staff permitted the exclusion of a proposal requesting that the company establish a committee of the board "to develop specific reforms for the health cost problem." Similarly, in *Exelon Corporation* (February 21, 2007), the staff permitted exclusion of a proposal to require the board to implement "rules and regulations" that would limit the ability of management to reduce retiree benefits, noting that focus of the proposal was on the ordinary business matter of general employee benefits. Likewise, in *Wal-Mart Stores, Inc.* (March 24, 2006), the staff permitted exclusion of a proposal seeking to require the board of directors to produce a report on the use of public assistance by the company's employees, noting that the proposal related to employee benefits and therefore to the company's ordinary business operations.

The excludability of the Proposal under Rule 14a-8(i)(7) is already well established. In late 2006, certain of the Proponents submitted a similar proposal to a number of companies, requesting that "the company report…on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce." In every case, the staff permitted the company to exclude the proposal as relating to ordinary business operations. See, e.g., *General Motors Corporation* (April 11, 2007 and March 9, 2007); *Target Corporation* (February 27, 2007); *Federated Department Stores, Inc.* (February 26, 2007); *3M Company* (February 20, 2007); and *Kohl's Corporation* (January 8, 2007).

While these prior proposals requested that the company issue a report on health care costs, the Proposal requests that McDonald's adopt "principles" relating to health care reform, including principles relating to costs and benefits. The Proponents' recasting of the action requested of the board should not lead to a different result under Rule 14a-8(i)(7). As noted by the statements referenced above, the Proposal could be construed as relating to McDonald's health care costs and employee benefits, a matter of ordinary business, and thus is excludable.

The Proposal is Excludable Under 14a-8(i)(7)

The staff's prior no-action letters demonstrate that, whether a proposal requests a report, formation of a board committee, or adoption of a policy or "principles," if the purpose or effect of the proposal is to (i) draw the company into a pending national political or legislative debate (e.g., the U.S. government's implementation of a universal health care system), or (ii) involve shareholders in the company's day-to-day, ordinary business operations (e.g., management of health care costs or provision of employee benefits), the proposal is excludable under Rule 14a-8(i)(7). Accordingly, whether the Proposal is construed as relating to the current political discussion of universal health care, or instead to McDonald's health care costs, the Proposal should be deemed excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(3): Contrary to the Commission's Proxy Rules

Rule 14a-8(i)(3) permits exclusion of a proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits false or misleading statements in proxy materials. The staff has indicated that a company may exclude a proposal where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...." See *Staff Legal Bulletin No. 14B* (September 15, 2004). As discussed above, the Proposal seeks to have McDonald's board of directors adopt general principles relating to comprehensive health care reform. If the staff is unable to concur that McDonald's has substantially implemented the Proposal pursuant to Rule 14a-8(i)(10), as discussed above, we believe that the Proposal is so vague and indefinite that it may be excluded pursuant to Rule 14a-8(i)(3).

The staff has consistently permitted the exclusion of proposals that relate to a generic set of standards, principles or criteria that lack a precise definition or ascertainable scope. For example, in *Alaska Air Group* (April 11, 2007), the staff agreed that a proposal requesting the board of directors to amend the company's governing documents to affirm that the shareholders could to "set standards of corporate governance" could be excluded as vague and indefinite. See also *Johnson & Johnson* (February 7, 2003)(permitting exclusion of a proposal requesting a report on the company's progress concerning "the Glass Ceiling Commission's business recommendations"); *Occidental Petroleum Corp.* (March 8, 2002) (permitting exclusion of a proposal requiring the implementation of a company-wide policy consistent with the "Voluntary Principles on Security and Human Rights in the Oil, Gas and Mining Industries"); and *Puget Energy Inc.* (March 7, 2002) (permitting exclusion of a proposal requesting the board take the necessary steps to implement a policy of "improved corporate governance").

Similarly, "comprehensive health care reform" is a generic term which lacks any precise definition or ascertainable scope. The Proponents' reference to the Institute of Medicine principles only compounds this problem by referring to principles that are "universal," "continuous," "sustainable" and "equitable." Over and above the actions McDonald's believes it has already taken to implement the Proposal, neither McDonald's nor its board of directors would be certain as to what actions McDonald's could, or should, take to adopt and implement these principles.

Further, the Proposal is so vague and indefinite that McDonald's shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See, e.g., *New York City Employees' Retirement System v. Brunswick Corp.,* 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); and *Dyer v. SEC,* 287 F.2d 773,781 (8th Cir. 1961) ("It appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Moreover, because the Proposal is so vague and indefinite, McDonald's shareholders could be misled into believing that by approving the Proposal, McDonald's was going to become a proponent or advocate of comprehensive health care reform in the U.S. Because the proposal is so vague or indefinite that neither our shareholders voting on the Proposal, nor McDonald's in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, the Proposal is excludable pursuant to Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, it is our view that McDonald's may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(10), 14a-8(i)(7) and 14a-8(i)(3), and we request confirmation that the staff will not recommend any enforcement action to the Commission if McDonald's so excludes the Proposal.

If you have any questions or need additional information, please free to contact me at (630) 623-3373 or Denise Horne at (630) 623-3154. When a written response to this letter is available, I would appreciate your sending it to me by fax at (630) 623-0497 and to the Proponent by fax at (718) 504-4787.

Sincerely,

Gloria Santona

Gloria Santona
Executive Vice President,
General Counsel and Secretary

cc: Trinity Health
Catherine Rowan
Dominican Sisters of St. Mary of the Springs
Catholic Health East
Catholic Healthcare West
Dominican Sisters of Springfield Illinois

The Sisters of St. Francis of Philadelphia
The Sinsinawa Dominicans, Inc.
Alan L. Dye

Exhibit 1

Copy of Proposal and Proponent Correspondence

Catherine Rowan
Corporate Responsibility Consultant

RECEIVED

DEC 05 2007

LEGAL DEPT.

December 3, 2007

James A. Skinner
Chief Executive Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1928

Dear Mr. Skinner,

Trinity Health, with an investment position of over $2000 worth of shares of common stock in McDonald's Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in McDonald's Corporation is enclosed. Trinity Health has continuously held stock in McDonald's for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Health care reform has been called the most critical domestic social issue of our day. We are interested in the role that McDonald's, as a large and influential company, can play in the national effort for universal access to quality health care that is accessible, affordable and provides for accountability and equitable financing for all stakeholders.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement n accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

I will be the primary contact for this proposal, representing Trinity Health. We look forward to discussing this proposal with the Company at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

cc: Gloria Santona, Office of the Secretary

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for McDonald's and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in <u>Insuring America's Health: Principles and Recommendations</u> (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

12-03-07

To Whom It May Concern:

Please accept this letter as authentication that Northern Trust as Trustee held for the beneficial interest of Trinity Health 98,909 shares of McDonalds Corporation, common stock as of 11/30/2007.

Further, please note that Northern Trust Corporation, on behalf of Trinity Health has continuously held at $2000 worth of shares of McDonalds Corporation, common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Lesa McKnight
Second Vice President
The Northern Trust Company
312-557-9137

DOMINICAN SISTERS
ST. MARY OF THE SPRINGS
2320 Airport Drive | Columbus, Ohio 43219-2098 | phone 614.416.1900 | fax 614.252.435[illegible]
www.columbusdominicans.org

December 20, 2007

Dear Ms. Flores,

As requested in your letter of December 17, 2007, we asked our bank which holds our McDonald's stock to revise their form in reporting our stock holdings.

Thank you for drawing our attention to the past wording, as I'm sure other corporations may now point out the defect in future opportunities.

Sincerely,

Helena M Sause, OP

FIFTH THIRD BANK

December 19, 2007

Mr. Joseph Scott, Finance Director
Dominican Sisters, St. Mary of the Springs
2320 Airport Road
Columbus, OH 43219-2098

RE: McDonalds Corp Holdings

Dear Joseph,

This is to certify that the Dominican Sisters, St. Mary of the Springs owns 21800 shares of McDonalds Corp stock. The shares are held in your custody account (01-01-000-4053187) here at Fifth Third Bank, which is managed by Chase Investments. These shares were purchased on the following date/s and have been held continuously since the dates of purchase:

Shares	Purchase Date
6500	09/13/06
10600	09/18/06
3400	09/22/06
1300	11/13/07

Please do not hesitate to contact me if I can be of further assistance with this matter.

Kind regards,

Tiffany Croom
Fifth Third Bank
513-358-7971

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

December 17, 2007

By Overnight Courier

Sister Helena Sause, OP
Dominican Sisters, St. Mary of the Springs
2320 Airport Dr.
Columbus, OH 43219-2098

Re: Shareholder Proposal Regarding Health Care Reform Principles

Dear Sister Sause:

The letter from your bank that you forwarded with your proposal sets forth the dates on which you purchased your shares of stock in McDonald's Corporation ("McDonald's"), but does not state that you continuously held the required amount of McDonald's stock for at least one year. Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of which is enclosed with this letter) requires that your bank provide such a statement.

As set forth in Rule 14a-8, you must transmit any response to this letter within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

DOMINICAN SISTERS
ST. MARY OF THE SPRINGS
2320 Airport Drive | Columbus, Ohio 43219-2098 | phone 614.416.1900 | fax 614.252.7435
www.columbusdominicans.org

RECEIVED
DEC 07 2007
Legal Dept.

December 5, 2007

Mr. James A. Skinner, CEO
McDonald's Corporation
McDonald's Plaza
Oakbrook, IL 60523-1928

Dear Mr. Skinner:

The Dominican Sisters, St. Mary of the Springs, Columbus, OH is the beneficial owner of 21,800 shares of McDonald's Corporation common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with Trinity Health. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with Trinity Health, in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Catherine Rowan, representing Trinity Health, will serve as primary contact for the co-sponsors.

Sincerely,

Helena M Sause, OP

Sister Helena Sause, OP
Dominican Sisters, St. Mary of the Springs
Columbus, OH

cc: Catherine Rowan, Trinity Health
Julie Wokaty, ICCR

FIFTH THIRD BANK

November 30, 2007

Mr. Joseph Scott, Finance Director
Dominican Sisters, St. Mary of the Springs
2320 Airport Road
Columbus, OH 43219-2098

RE: McDonalds Corp Holdings

Dear Joe,

This is to certify that the Dominican Sisters, St. Mary of the Springs own 21,800 shares of McDonalds Corp stock. The shares are held in your custody account (01-01-000-4053187) here at Fifth Third Bank, which is managed by Chase Investments. These shares were purchased on the following date/s:

Shares	Purchase Date
6500	09/13/06
10600	09/18/06
3400	09/22/06
1300	11/13/07

Please do not hesitate to contact me if I can be of further assistance with this matter.

Kind regards,

Tiffany Croom
Fifth Third Bank
513-358-7971

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for McDonald's and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in <u>Insuring America's Health: Principles and Recommendations</u> (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

RECEIVED
DEC 0 6 2007
Legal Dept.

December 4, 2007

James A. Skinner
Chief Executive Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1928

RE: Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Skinner:

I am writing on behalf of Catholic Health East, one of the largest Catholic health care systems in the U.S. As a long-term, faith-based investor, Catholic Health East seeks to reflect our Mission and Core Values while looking for social, environmental as well as financial accountability in our investments.

We are concerned about the need for affordable health care coverage for individuals and families which is sustainable for society. As a large and influential company, we believe McDonald's has a vital role to play in the national effort for universal access to quality health care. Therefore, we are co-filing the enclosed proposal, *Health Care Principles* with the primary filer, Trinity Health represented by Catherine Rowan.

Please include the enclosed proposal for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is the beneficial owner of 61,600 shares of McDonald's stock which we have held for at least one year. Verification of our holdings from our custodian Northern Trust Company is enclosed. We will continue to hold the shares at least through the company's annual meeting.

Thank you for your attention.

Sincerely,

Sister Kathleen Coll, S.S.J.

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosures

cc: Catherine Rowan, Trinity Health
Julie Wokaty, ICCR Director of Publications

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for McDonald's and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

December 3, 2007

Re Mc Donalds

Dear Sirs:

The Northern Trust Company as custodian for Catholic Health East confirms that as of November 30th, 2007, Catholic Health East was the beneficial owner of 61,600 shares of Mc Donalds stock, and has continuously held a position in Mc Donalds for the past year.

Sincerely,

Gary Gustovich
Trust Officer

Catholic Healthcare West

RECEIVED
DEC 27 2007
LEGAL DEPT.
M. F.

December 20, 2007

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

RECEIVED
DEC 27 2007
LEGAL DEPT.

Dear Ms. Flores:

Please find enclosed as requested the proof of stock ownership from Catholic Healthcare West. Catholic Healthcare West will continue to hold ownership of this stock through the scheduled 2008 Shareholder Meeting.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM

VP, Community Health
Catholic Healthcare West

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

STATE STREET.
For Everything You Invest In™

Erin Rodriguez
Vice President

Institutional Investor Services
444 South Flower, 45th Floor
Los Angeles, California 90071

Telephone 213-362-7371
Facsimile 213-362-7330
eprodriguez@statestreet.com

December 20, 2007

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from December 5, 2006 – December 5, 2007. The December 5, 2007 share positions are listed below:

Security	CUSIP	Shares
Exxon Mobil Corp	30231G102	119,600
McDonalds Corp	580135101	99,400
Target Corp	87612E106	142,900

Please let me know if you have any questions.

Regards,

Erin Rodriguez

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

December 17, 2007

By Overnight Courier

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Re: Shareholder Proposal Regarding Health Care Reform Principles

Dear Sister Vickers:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of which is enclosed with this letter), we hereby notify you that proof of your ownership in McDonald's Corporation ("McDonald's") is required as part of the submission of your proposal.

As set forth in Rule 14a-8, you must transmit any response to this letter and submit proof of ownership of McDonald's stock within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

Catholic Healthcare West

RECEIVED

DEC 0 6 2007

Legal Dept.

December 5, 2007

James A. Skinner
Chief Executive Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1928

Dear Mr. Skinner,

Catholic Healthcare West, in collaboration with Trinity Health, hereby submits the enclosed proposal *Health Care Reform Principles* for inclusion in the proxy statement for consideration and action by the 2008 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We would appreciate indication in the proxy statement that Catholic Healthcare West is a sponsor of this resolution.

Catholic Healthcare West has held over $2000.00 worth of McDonald's stock for more than one year, and we will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Sr. Susan Vickers

Susan Vickers, RSM
Vice President Community Health

cc: Nadira Narine, Interfaith Center on Corporate Responsibility
Julie Wokaty, ICCR Director of Publications
Cathy Rowan, Trinity Health

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for McDonald's and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in <u>Insuring America's Health: Principles and Recommendations</u> (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

RECEIVED
DEC 26 2007
LEGAL DEPT.

December 20, 2007

Noemi Flores, Counsel
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Dear Ms. Flores:

As requested in your letter of December 17, 2007, proof of ownership of McDonald's Corporation common stock in enclosed. We have held the requisite amount of stock as of December 3, 2007, have continuously held the stock for over a year prior to December 3, 2007, and intend to maintain ownership through the date of the annual meeting.

Sincerely,

S. Linda Hayes, OP

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

JPMorgan

December 20, 2007

Noemi Flores
McDonald's Corporation
2915 Jorie Boulevard
Oakbrook, IL 60523-1928

Dear Ms. Flores:

I am writing to confirm that as of December 20, 2007, JPMorgan is the holder of record of 90 shares of McDonald's Corporation for the Dominican Sisters of Springfield, IL, 1237 W. Monroe St., Springfield, IL 62704. The Dominican Sisters of Springfield, IL is a beneficial owner, as defined in Rule 14a-8(b) of the Securities Exchange Act of 1934, and has held at least $2,000.00 of market value of McDonald's for at least 12 months prior to December 3, 2007 and intends to hold these shares until after the date of the annual meeting.

Sincerely,

Mark E. Ridley
Investment Advisor
Vice President

cc: Sr. Linda Hayes, Dominican Sisters of Springfield, IL

McDonald's

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

December 17, 2007

By Overnight Courier

Sister Linda Hayes, OP
Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 W. Monroe St.
Springfield, IL 62704

Re: Shareholder Proposal Regarding Health Care Reform Principles

Dear Sister Hayes:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of which is enclosed with this letter), we hereby notify you that there is a deficiency in the documents you forwarded to attempt to substantiate your ownership in McDonald's Corporation ("McDonald's). As set forth in guidance by the Securities and Exchange Commission, investment statements do not demonstrate sufficiently continuous ownership of securities. In order to substantiate your ownership in McDonald's stock, you must submit to McDonald's one of the documents set forth in Rule 14a-8.

As set forth in Rule 14a-8, you must transmit any response to this letter and submit proof of your ownership of McDonald's stock within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

 Stamped with incorrect date. N. J.

December 3, 2007

Mr. James A. Skinner, CEO
McDonald's Corporation
McDonald's Plaza
Oakbrook, IL 60523-1928

Dear Mr. Skinner:

The Dominican Sisters of Springfield, IL, is the beneficial owner of 90 shares of McDonald's Corporation common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with Trinity Health. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with Trinity Health in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Catherine Rowan, representing Trinity Health, will serve as primary contact for the co-sponsors.

Sincerely,

A. Linda Hayes, OP

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

cc: Catherine Rowan, Trinity Health
Julie Wokaty, ICCR

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for McDonald's and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

EQUITIES 82.11%

Independent, third party research selected by an Independent Consultant for certain companies covered by J.P. Morgan Securities Inc. is available to clients of JPMSI at no cost. Clients can access this research at www.jpmorganonline.com or can call their JPMorgan representative at their toll free number to request that a copy of this research be sent to them. When JPMorgan drops coverage of a company, Independent research will continue to be provided for an 18-month period, when available. Refer to Equity Research Ratings section for research ratings on client holdings, if applicable.

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/07	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
HOST HOTELS & RESORTS INC COM	HST	130	$19.19	$2,494.70	$2,880.80	$104.00	$3,053.95	($559.25)
Estimated Yield 4.16%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
KOHLS CORP	KSS	55	$49.28	$2,710.40	$3,023.35			
Dividend Option Cash	CASH							
Capital Gain Option Cash								
LOCKHEED MARTIN CORP	LMT	40	$110.67	$4,426.80	$4,401.60	$67.20		
Estimated Yield 1.51%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
Next Dividend Payable: 12/28/07								
MACYS INC N/C FROM 31410H101	M	108	$29.65	$3,202.20	$3,459.24	$56.16		
Estimated Yield 1.75%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
Next Dividend Payable: 01/02/08								
MASSEY ENERGY CO	MEE	100	$33.95	$3,395.00	$3,168.00	$20.00		
Estimated Yield 0.58%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
Next Dividend Payable: 01/08/08								
MCDONALDS CORP	MCD	90	$58.47	$5,262.30	$5,377.50	$135.00	$3,052.55	$2,209.75
Estimated Yield 2.56%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
Next Dividend Payable: 12/03/07								
MERCK & CO INC	MRK	75	$59.36	$4,452.00	$4,369.50	$114.00		
Estimated Yield 2.56%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
Next Dividend Payable: 01/02/08								
ORBITZ WORLDWIDE INC COM	OWW	200	$8.00	$1,600.00	$2,110.00		$2,618.95	($1,018.95)
Dividend Option Cash	CASH							
Capital Gain Option Cash								

copy

YOU SOLD Trade Date: **10-03-05** Settlement Date: **10-06-05**

Symbol	Ref #	Qty	Price	Cusip	Type	Reg Rep	Exc	Orig
JPM	05276-269842	70	34.14	46625H100	1*	Y## PNY	5*	

SECURITY DESCRIPTION
JPMORGAN CHASE & CO FORMERLY J P MORGAN CHASE & CO TO 07/20/2004
WE HAVE ACTED AS AGENT. EX-DIV DATE 10/04/05
RECORD DATE 10/06/05 PAYABLE DTE 10/31/05

Principal Amount	2,389.80
Commission	24.95
Regulatory Fee/Pstg	.10
Settlement Amount	**2,364.75**

copy

YOU SOLD Trade Date: **10-03-05** Settlement Date: **10-06-05**

Symbol	Ref #	Qty	Price	Cusip	Type	Reg Rep	Exc	Orig
MEE	05276-269364	20	51.93	576206106	1*	Y## PNY	8*	

SECURITY DESCRIPTION
MASSEY ENERGY CO
WE HAVE ACTED AS AGENT.

Principal Amount	1,038.60
Commission	24.95
Regulatory Fee/Pstg	.05
Settlement Amount	**1,013.60**

copy

YOU BOUGHT Trade Date: **10-03-05** Settlement Date: **10-06-05**

Symbol	Ref #	Qty	Price	Cusip	Type	Reg Rep	Exc	Orig
MCD	05276-282845	90	33.64	580135101	1*	Y## PNY	5*	

SECURITY DESCRIPTION
MCDONALDS CORP
WE HAVE ACTED AS AGENT.

Principal Amount	3,027.60
Commission	24.95
Settlement Amount	**3,052.55**

RECEIVED

DEC 19 2007

LEGAL DEPT.

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 18, 2007

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Re: Shareholder Proposal Regarding Health Care Reform Principles submitted by The Sisters of St. Francis of Philadelphia

Dear Ms. Flores:

Your letter to Ms. Catherine Rowan of Trinity Health, regarding my co-filing of the above referenced shareholder proposal has been forwarded to me. I apologize for any confusion the cover letter language on specifics of verification may have caused.

The Sisters of St. Francis of Philadelphia do intend to retain over $2,000 worth of common stock in McDonald's Corporation beyond the date of the 2008 Annual Meeting, and reaffirm our interest in co-filing this resolution along with the primary filer, Trinity Health. To that end, I have enclosed a new letter to Mr. James A. Skinner, with the corrected language, along with the Resolution and a copy of a stock verification letter from our portfolio custodian/holder of record, The Northern Trust Company.

If you require anything further, please don't hesitate to contact me by phone at 610-558-7764, or via email at tmccaney@osfphila.org.

Respectfully Yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

cc: Catherine Rowan, Trinity Health

Enclosures

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 18, 2007

James A. Skinner
Chief Executive Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1928

Dear Mr. Skinner:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in McDonald's for several years. The issue of Health Care Reform is the number one domestic policy issue of concern for American citizens. We believe that McDonald's, as owner of one of the world's most well-known and valuable brands, and employer of 465,000 full-time workers, is in a unique position to be an authoritative advocate for universal health care. We further believe that it is in the economic interest of all companies to publicly adopt the Institute of Medicine's Health Care Reform Principles.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Catherine Rowan. Her number is 718-822-0820, and her email address is: Rowan@bestweb.net.

As verification that we are beneficial owners of common stock in McDonald's, I enclose a letter from Northern Trust Company, our portfolio custodian/holder of record attesting to the fact. These shares have been held continuously for at least twelve months and it is our intention to keep these shares in our portfolio beyond the date of the 2008 annual meeting.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Catherine Rowan, Trinity Health
Nadira Narine, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

Health care coverage should be universal.
Health care coverage should be continuous.
Health care coverage should be affordable to individuals and families.
The health insurance strategy should be affordable and sustainable for society.
Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek,* July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for McDonald's and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 20, 2007

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of McDonalds Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/ or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay Singhal
2nd Vice President

RECEIVED

DEC 0 7 2007

Legal Dept.

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 6, 2007

James A. Skinner
Chief Executive Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1928

Dear Mr. Skinner:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in McDonald's for several years. The issue of Health Care Reform is the number one domestic policy issue of concern for American citizens. We believe that McDonald's, as owner of one of the world's most well-known and valuable brands, and employer of 465,000 full-time workers, is in a unique position to be an authoritative advocate for universal health care. We further believe that it is in the economic interest of all companies to publicly adopt the Institute of Medicine's Health Care Reform Principles.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Catherine Rowan. Her number is 718-822-0820, and her email address is: Rowan@bestweb.net..

As verification that we are beneficial owners of common stock in McDonald's, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Catherine Rowan, Trinity Health
Nadira Narine, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 20, 2007

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of McDonalds Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/ or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay K Singhal

Sanjay Singhal
2nd Vice President

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

Health care coverage should be universal.
Health care coverage should be continuous.
Health care coverage should be affordable to individuals and families.
The health insurance strategy should be affordable and sustainable for society.
Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for McDonald's and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

December 17, 2007

By Overnight Courier

Ms. Catherine Rowan
766 Brady Ave., Apt. 635
Bronx, NY 10462

Re: Shareholder Proposal Regarding Health Care Reform Principles submitted by The Sisters of St. Francis of Philadelphia

Dear Ms. Rowan:

This letter is in response to the letter and shareholder proposal that we received from Mr. Tom McCaney of The Sisters of St. Francis of Philadelphia (the "Sisters"). Mr. McCaney's letter indicated that we should contact you regarding the proposal submitted by the Sisters.

The letter submitted by the Sisters provides that they intend to "keep these shares in [their] portfolio" without any mention of whether the shares will be held through the date of the shareholder meeting. Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of which is enclosed with this letter) requires a statement from the proponent that it intends to continue to hold the securities through the date of the meeting of shareholders.

As set forth in Rule 14a-8, you must transmit any response to this letter within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

cc: Tom McCaney, The Sisters of St. Francis of Philadelphia (w/ encl.)

The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee
585 County Rd. Z
Sinsinawa, WI 53824

Please respond to: Joan Brichacek, OP
Sinsinawa Dominicans
1817 Georgia Court, #102
Schaumburg, IL 60193

November 28, 2007

James A. Skinner
Chief Executive Officer
McDonald's Corporation
McDonald's Plaza
OakBrook, IL 60523-1928

Dear Mr. Skinner:

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 65 *shares* of McDonald's Corporation common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder proposal. This proposal is entitled *Health Care Reform Principles*, to be presented for consideration and action by the stockholders at the next annual meeting. We are co-filing this proposal with Trinity Health.

I hereby submit that we, Sinsinawa Dominicans, Inc. should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2008 Annual Meeting, in accord with rule #14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of your Company's Annual Meeting. We would be very willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Joan Brichacek, OP

Joan Brichacek, OP
Committee Member

RECEIVED
DEC 11 2007
Legal Dept.

Enclosure
Cc: Catherine Rowan, Corporate Responsibility Consultant, Trinity Health

Wealth Management Group

Unique Needs. Specific Solutions.

1398 Central Avenue
P.O. Box 747
Dubuque, IA 52004-0747
Phone: (563) 589-2133
Toll Free: (866) 397-2133
Fax: (563) 589-2030
www.dubuquebank.com

November 28, 2007

Ms. Joan Brichacek
1817 Georgia Court, #102
Schaumburg, IL 60193

Re: Sinsinawa Dominicans – Peace & Justice, Account #53211

Dear Ms. Schneider:

This verifies that the Sinsinawa Dominicans own and hold in street name in their Heartland Financial USA, Inc., account 65 shares of McDonald's Corp. common stock. They have owned said shares since 2002, still own them as of November 28, 2007, and do not intend to sell them before the annual meeting of said company.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,

Polly L. Hauser

Polly L. Hauser, CFP®
Senior Vice President & Senior Wealth Advisor

PLH/lab

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for McDonald's and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

Exhibit 2

McDonald's Corporation
Health Care Principles

McDonald's Health Care Principles

Overview

For years, many private-sector companies and government policymakers have recognized the need to reform the U.S. health care system. McDonald's is also concerned and has been working with other stakeholders on an effective solution. As an example, we were among the first organizations to adopt the Four Cornerstones initiatives for the Executive Order on Value Driven Health Care. In addition, McDonald's actively participates in associations and coalitions, such as the H.R. Policy Association, the American Benefits Council, and the National Retail Federation, which are developing plans to help resolve the health care challenges that this country faces.

We believe that any resolution must recognize the many challenges that improving this country's health care system poses -- including access to care, improving quality of care, affordability, ease of use and education. In addition, any solution must support the current voluntary market-based system, in which McDonald's, its owner/operators, and numerous other companies offer health care benefits for their employees.

Guiding Principles

- **McDonald's recognizes that this country's health care system needs improvement on many fronts**. These include inadequate and inconsistent access to health care, the high cost of health care, the lack of generally accepted quality standards, the complexity in using and understanding the healthcare system, and the lack of education available on how to use the system appropriately.

- **McDonald's wants to participate in developing a solution.** We are a socially responsible company and committed to collaborating on solutions to major social and economic issues. We are eager to continue to share our substantial experience in providing health care benefits to a large and diverse workforce.

- **Greater cost-effectiveness must be part of the solution.** Rising costs are severely stressing both employer-sponsored and government health care programs. There must be an emphasis on preventive health care, wellness programs, improved treatment outcomes, greater transparency on prices and quality, and simplifying program administration. In addition, we must recognize that all individuals also have a responsibility, and any solution must create tools to educate individuals on areas such as wellness, prevention, and effective use of healthcare.

- **Health care "fixes" should be addressed at the federal level, not piecemeal by states, counties, municipalities, and local jurisdictions.** State and local legislation will simply expand upon the existing patchwork of inconsistent benefits and complex administrative requirements.

January, 2008

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

February 12, 2008

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – Shareholder Proposal Submitted by Trinity Health, Dominican Sisters, St. Mary of the Springs, Catholic Health East, Catholic Healthcare West, Dominican Sisters of Springfield Illinois, The Sisters of St. Francis of Philadelphia and The Sinsinawa Dominicans, Inc. – Adopt Principles for Comprehensive Health Care Reform

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated January 18, 2008, requesting the staff's concurrence that the shareholder proposal referenced above (the "Proposal") may be excluded from the 2008 proxy materials of McDonald's Corporation ("McDonald's") under Rules 14a-8(i)(10), 14a-8(i)(7) and 14a-8(i)(3).

Trinity Health, the lead proponent, through its representative Catherine Rowan, has informed McDonald's of the proponents' withdrawal of the Proposal. Attached as Exhibit 1 are copies of correspondence from each of the proponents listed above confirming that the Proposal has been withdrawn. Accordingly, McDonald's also hereby withdraws its request for a no-action letter relating to the Proposal.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibit. A copy of this letter also is being provided simultaneously to each of the proponents.

If you have any questions or require additional information, please do not hesitate to contact me at (630) 623-3373.

Sincerely,

Gloria Santona
Executive Vice President,
General Counsel and Secretary

cc: Trinity Health
Catherine Rowan
Dominican Sisters of St. Mary of the Springs
Catholic Health East
Catholic Healthcare West
Dominican Sisters of Springfield Illinois
The Sisters of St. Francis of Philadelphia
The Sinsinawa Dominicans, Inc.
Alan L. Dye

Enclosures

Exhibit 1

Catherine Rowan
Corporate Responsibility Consultant

January 24, 2008

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Blvd.
Oak Brook, IL 60523

Dear Ms. Flores,

Pursuant to receipt of a copy of "McDonald's Health Care Principles", and the Company's willingness to dialogue with shareholders on this subject, I hereby withdraw our shareholder proposal requesting that the board of directors of McDonald's Corporation adopt principles relating to comprehensive health care reform, submitted to McDonald's, pursuant to Rule 14a-8, on January 24, 2008.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

DOMINICAN SISTERS,
ST. MARY OF THE SPRINGS
2320 Airport Drive | Columbus, Ohio 43219-2098 | phone 614.416.1900 | fax 614.252.7435
www.columbusdominicans.org

January 24, 2008

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Blvd.
Oak Brook, IL 60523

Dear Ms. Flores,

Pursuant to receipt of a copy of "McDonald's Health Care Principles", and the Company's willingness to dialogue with shareholders on this subject, I hereby withdraw our shareholder proposal requesting that the board of directors of McDonald's Corporation adopt principles relating to comprehensive health care reform, submitted to McDonald's, pursuant to Rule 14a-8, on January 24, 2008.

Sincerely,

Helena M Sause, OP

CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

January 24, 2008

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Blvd.
Oak Brook, IL 60523

Dear Ms. Flores,

Pursuant to receipt of a copy of "McDonald's Health Care Principles", and the Company's willingness to dialogue with shareholders on this subject, I hereby withdraw our shareholder proposal requesting that the board of directors of McDonald's Corporation adopt principles relating to comprehensive health care reform, submitted to McDonald's, pursuant to Rule 14a-8, on January 24, 2008.

Sincerely,

Sister Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Catholic Healthcare West

January 24, 2008

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Blvd.
Oak Brook, IL 60523

Dear Ms. Flores,

Pursuant to receipt of a copy of "McDonald's Health Care Principles", and the Company's willingness to dialogue with shareholders on this subject, I hereby withdraw our shareholder proposal requesting that the board of directors of McDonald's Corporation adopt principles relating to comprehensive health care reform, submitted to McDonald's, pursuant to Rule 14a-8, on January 24, 2008.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP, Community Health

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

January 24, 2008

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Blvd.
Oak Brook, IL 60523

Dear Ms. Flores,

Pursuant to receipt of a copy of "McDonald's Health Care Principles", and the Company's willingness to dialogue with shareholders on this subject, I hereby withdraw our shareholder proposal requesting that the board of directors of McDonald's Corporation adopt principles relating to comprehensive health care reform, submitted to McDonald's, pursuant to Rule 14a-8, on January 24, 2008.

Sincerely,

Linda Hayes, OP

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

January 28, 2008

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Blvd.
Oak Brook, IL 60523

Dear Ms. Flores,

Pursuant to receipt of a copy of "McDonald's Health Care Principles", and the Company's willingness to dialogue with shareholders on this subject, I hereby withdraw our shareholder proposal requesting that the board of directors of McDonald's Corporation adopt principles relating to comprehensive health care reform, submitted to McDonald's, pursuant to Rule 14a-8, on January 24, 2008.

Respectfully Yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

The Sinsinawa Dominicans
Shareholder and Consumer Action Advisory Committee
585 County Rd. Z
Sinsinawa, WI 53824

February 5, 2008

James A. Skinner
Chief Executive Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1928

Dear Mr. Skinner:

Sinsinawa Dominican, Inc. (previously incorporated as St. Clara College) filed a resolution with Trinity Health entitled *Health Care Reform Principles*. We formally withdraw this resolution due to the fact that you have developed health care principles and have posted them on the company's web site, and that you are open to having a dialogue with us.

Sincerely,

Regina McKillip, OP
Committee Member

END